Teva Announces Positive Results for Phase III Study of Fremanezumab for the Prevention of
Chronic Migraine

Chronic migraine study met all primary and secondary endpoints in both monthly and quarterly dosing regimens

Jerusalem, May 31, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced positive results from a Phase III HALO study of fremanezumab, an investigational treatment for the prevention of migraine. In the chronic migraine (CM) study, patients treated with fremanezumab experienced statistically significant reduction in the number of monthly headache days of at least moderate severity vs. placebo (-2.5 days) during the 12 week period after first dose, for both monthly
(-4.6 days p<0.0001) and quarterly (-4.3 days p<0.0001) dosing regimens. Similar to the Phase II trials, both patients that were on monotherapy and stable doses of prophylactic medications were included in the trial.

In addition, patients treated with fremanezumab experienced significant improvement compared to placebo on all secondary endpoints for both monthly and quarterly dosing regimens, including: response rate, onset of efficacy, efficacy as monotherapy, and disability. The results were positive, and of 13 hierarchical comparisons, p was <0.0001 in 12 of them, being 0.0004 in the remaining. The most commonly-reported adverse event in the study was injection site pain, with similar rates in the placebo and active groups.

“Migraine is a serious, debilitating neurological condition that substantially impacts all aspects of a person’s life,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “Our Phase III clinical trial program has exhibited extremely encouraging results, including with a quarterly dosing regimen, for fremanezumab in chronic migraine. We are grateful to the patients and clinical investigators who participated in this study and helped to advance our understanding of the potential of fremanezumab as a preventive treatment option for the millions of people suffering from migraine.”

“These top-line results reflect our differentiated clinical development program and add to a growing body of evidence that supports the development of CGRP targeted therapy in migraine, including patients with very severe forms of the disease, with flexible dosing regimens,” said Marcelo Bigal, M.D., Ph.D., Chief Medical Officer & Head of Specialty Clinical Development at Teva.

“We are excited about our development progress and look forward to sharing more detailed results with the migraine community at future scientific conferences,” said Ernesto Aycardi, M.D., Vice President & Therapeutic Area Head, R&D, Migraine and Headache at Teva.

Based on these results, Teva plans to submit a Biologics License Application to the U.S. Food and Drug Administration (FDA) for fremanezumab later this year. Teva’s Phase III HALO study in Episodic Migraine (EM) will report topline results in the coming weeks.

About the HALO Clinical Research Program
The Phase III HALO EM and CM studies are 16-week, multicenter, randomized, double-blind, placebo-controlled, parallel-group studies to compare the safety, tolerability, and efficacy of four dose regimens of subcutaneous fremanezumab compared to placebo in adults with episodic and chronic migraine. The studies consist of a screening visit, a 28-day run-in period, and a 12-week (84-day) treatment period, including a final evaluation at week 12 (end-of-treatment [EOT] visit, four weeks [28 days] after the final dose of study drug).

In the CM study, 1,130 patients were randomized (around 376 patients per treatment group). Patients were randomized in a 1:1:1 ratio to receive subcutaneous injections of fremanezumab at 675 mg at initiation followed by monthly 225 mg for two months (monthly dose regimen), fremanezumab at 675 mg at initiation followed by placebo for two months (quarterly dose regimen), or three monthly doses of matching placebo. The primary efficacy endpoint of the CM study was the mean change from baseline (28-day run-in period) in the monthly average number of headache days of at least moderate severity during the 12-week period after the first dose of fremanezumab.

About Fremanezumab (TEV-48125)
Fremanezumab is a fully-humanized monoclonal antibody targeting the CGRP ligand, a well-validated target in migraine. With limited availability of preventive treatment options, fremanezumab represents a potential new option to address a significant unmet medical need.

About Migraine
Migraine is an unpredictable neurological condition with symptoms such as severe head pain and physical impairment that can impact quality of life and productivity. There are two clinical manifestations of migraine – chronic, where patients suffer 15 or more headache days per month, and episodic, where patients have 14 or less headache days per month. With more than 1 billion people affected worldwide, migraine is the third most prevalent illness in the world. More than 38 million Americans have migraine. Of the approximately 40% of patients suffering from migraine for whom prevention is appropriate, only 13% are currently receiving therapy. According to the Migraine Research Foundation, healthcare and lost productivity costs associated with migraine are estimated to be as high as $36 billion annually in the U.S. There remains a significant medical need for treatments designed specifically to prevent migraines.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the potential benefits and commercialization of Fremanezumab, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the uncertainty of commercial success of Fremanezumab;

challenges inherent in product research and development, including uncertainty of obtaining regulatory approvals;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.